SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 7, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

Control of CGI will remain with the current
CGI management team

Montreal, January 7, 2004 – CGI Group Inc. (CGI) (NYSE: GIB; TSX: GIB.A), a leading provider of end-to-end information technology and business processing services, will host its fiscal 2003 Annual General Meeting and release its fiscal 2004 first quarter results on Monday, February 2, 2004. The Annual General Meeting, to conduct formal business, including the election of directors and the appointment of auditors, will be held at the Fairmont Queen Elizabeth Hotel in Montreal at 11 a.m.(ET). For those who are unable to attend in person, the Company will simultaneously webcast the meeting and management presentation in a live video format from its website at www.cgi.com.

CGI shareholders of record at the close of business on December 10, 2003, will receive notice of the Annual General Meeting and will be entitled to vote upon matters considered at the meeting. The Notice of Annual Meeting of Shareholders, the Management Proxy Circular, and the Annual Report for fiscal 2003 will be sent to CGI’s shareholders on or about January 8, 2004. All of these documents will be available on the Company’s website by January 9, 2004. Shareholders are urged to read the proxy statement when it becomes available.

CGI also confirmed that it will release its fiscal 2004 first quarter results and hold its first quarter conference call at 9:30 a.m. (ET) on February 2, 2004. During the call, Serge Godin, chairman & CEO, André Imbeau, executive vice-president & CFO, and Paule Doré, executive vice-president & chief corporate officer, will discuss CGI’s financial results for the first quarter ended December 31, 2003. Participants may listen to the call by dialing (888) 575-8230 or through the Internet at www.cgi.com. Supporting slides for the call will also be available at www.cgi.com.

For those unable to participate on the live conference call or the live videocast of the annual general meeting, both webcasts will be archived at www.cgi.com.

About CGI
Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualized revenue run-rate is CDN$2.8 billion (US$2.1 billion) and at September 30, 2003, CGI’s order backlog was CDN$12.3 billion (US$ 9.1 billion). CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803 or (514) 841-3418

Ronald White
Director, investor relations
(514) 841-3230

CGI Media Relations
Eileen Murphy
Director, Media Relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: January 7, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary